

May 2, 2012

Via E-Mail

Andrew R. Brownstein, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

> **Re:** **CVR Energy, Inc.**
> **Amended Schedule 14D-9 filed April 23, 2012**
> **SEC File No. 005-83522**

Dear Mr. Brownstein:

We have reviewed your filing and have the following comments.

Amended Schedule 14D-9

1.   We note your response to comment 1 in our April 26, 2012 letter; we disagree with your analysis and we reissue the comment. Please provide the reconciliation required by Regulation G.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

> Sincerely,
>
> /s/ Daniel F. Duchovny
> Daniel F. Duchovny
> Special Counsel
> Office of Mergers and Acquisitions